UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Playford, Gilbert E.
   UCAR International Inc.
   39 Old Ridgebury Road
   Danbury, CT  06817-0001
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/28/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |02/08/|P   | |5,000             |A  |$19.00     |                   |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/08/|P   | |5,000             |A  |$18.875    |114,516            |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/12/|J   |V|225               |A  |$18.625    |                   |I     |(1)                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |02/26/|J   |V|396               |A  |$15.875    |2,129              |I     |(1)                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time Options (right to|$30.5891|     |    | |           |   |(2)  |01/25|Common Stock|300,000|       |300,000     |D  |            |
 buy)                 |        |     |    | |           |   |     |/07  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Time Options (right to|$17.0625|     |    | |           |   |(3)  |09/28|Common Stock|300,000|       |300,000(3)  |D  |            |
 buy)                 |        |     |    | |           |   |     |/08  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the Company Discount Stock Fund option of the UCAR Carbon Savings
Program.
(2) 200,000 of such options become exercisable on June 22, 2000 and 100,000 of such options become exercisable on June 22, 2001.
(3) Of such options, (a) 100,000 will vest on September 29, 1999, 100,000 will vest when the closing price of the Common Stock is at least $20.50 for
20 consecutive trading days and 100,000 will vest when the closing price of the Common Stock is at least $24.00 for 20 consecutive trading days or
(b) all options will vest on September 29, 2005, if
earlier.
SIGNATURE OF REPORTING PERSON
/s/ Karen G. Narwold, Atty.-in-Fact for Gilbert E. Playford
DATE
March 8, 1999